Exhibit 99.1

Barnes & Noble Utilizing Bulldog Technologies’ Wireless Cargo Security Solutions

MiniBOSSTM Plays Large Role in Security Strategy and

Leading Role in Logistic and Operational Processes

RICHMOND, British Columbia, June 7, 2005 -- Bulldog Technologies Inc. (OTC BB: BLLD), a leading provider of wireless security solutions and sensor networks that monitor, track and secure assets in the supply chain, announced today that Barnes & Noble is the latest company to utilize Bulldog’s wireless cargo security solutions.

Barnes & Noble, Inc. (NYSE: BKS), a Fortune 500 company, is the world’s largest bookseller, operating 821 stores in 50 states. Harris Interactive® ranked Barnes & Noble the No. 1 brand for quality among retail brands in America in 2002, 2003 and 2004. Barnes & Noble pioneered the concept of the book superstore, combining a vast selection of books, music, DVD and magazines within a welcoming and comfortable ambiance. In addition, the company’s web site, Barnes & Noble.com, one of the Web’s largest e-commerce sites, attracts millions of visitors each month, serving customers worldwide. According to the latest EquiTrend® survey by Harris Interactive®, Barnes & Noble.com is the No. 1 brand among e-commerce companies. Barnes & Noble is also a leading book publisher.

Barnes & Noble required a solution that not only provided security but also one that would provide reliable tracking and monitoring. After extensive research Barnes & Noble narrowed the selection down to Bulldog Technologies’ MiniBOSSTM solution.

MiniBOSSTM is the ideal solution for security, asset recovery as well monitoring of valuable assets. Barnes & Noble has integrated the MiniBOSSTM into their security and logistics practices. The MiniBOSSTM is able to provide pinpoint accuracy for the whereabouts of trailers and other valuable assets. In conjunction with their geozoning application, the MiniBOSSTM provides exception reporting for the integrity of the doors opening and closing as well whether a trailer is where it is supposed to be.

“The MiniBOSSTM solution provides features, function and value that would be normally delivered by more than one product,” noted John Huggan, Director of Transportation for Barnes & Noble. “The MiniBOSSTM plays a large role in our security strategy as well as a leading role in our logistic and operational processes.”

“We are extremely excited about working with the likes of Barnes & Noble” said John Cockburn, President and CEO of Bulldog Technologies. “They are thought leaders in the security, logistics and business process as is reflected in their position as the world’s largest bookseller. This truly is a stamp of approval for Bulldog’s products and the added values they deliver.”

About Barnes & Noble, Inc.

Barnes & Noble, Inc. (NYSE: BKS), the world's largest bookseller and a Fortune 500 company, operates 821 bookstores in 50 states. For the third year in a row, the company is the nation’s top retail brand for quality, according to the EquiTrend® Brand Study by Harris Interactive®. Barnes & Noble conducts its online business through Barnes & Noble.com (www.bn.com), one of the Web’s largest e-commerce sites and the number-one brand among e-commerce companies, according to the latest EquiTrend survey. In addition to its retail operations, Barnes & Noble is one of the largest book publishers in the world. Its subsidiary, Sterling Publishing, publishes over 1,100 new titles a year and has an active list of over 5,000 titles.

General information on Barnes & Noble, Inc. can be obtained via the Internet by visiting the company's corporate Web site: http://www.barnesandnobleinc.com.

About Bulldog Technologies

Bulldog Technologies, Inc., a leading provider of wireless security solutions and sensor networks, researches, develops, and manufactures real-time, comprehensive monitoring, intrusion detection, covert asset recovery and tracking BOSSTM (Bulldog Online Security Solution) devices and solutions for use in the supply chain focusing on the cargo transportation and storage industry. Bulldog's solutions allow dispatchers, security personnel, law enforcement and loss prevention professionals, emergency response teams and cargo transport drivers to monitor, track and secure valuable assets/cargo during the transport, storage and delivery supply chain process

For further information, visit Bulldog on the Web at http://www.bulldog-tech.com

Contact Information:

Investor Relations

Todd Fromer/Michael Cimini

KCSA Worldwide

(212) 896-1215 / (212) 896-1233

tfromer@kcsa.com / mcimini@kcsa.com
800 Second Avenue, 5th Floor

New York, NY 10017

Press Contact
Jan Roscovich
Bulldog Technologies Inc.
(604) 271-8656
Email: jroscovich@bulldog-tech.com

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